

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Peter D. Seymour
Chief Financial Officer
Douglas Emmett, Inc.
1299 Ocean Avenue, Suite 1000
Santa Monica, CA 90401

      Re: Douglas Emmett, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-33106

Dear Peter D. Seymour:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction